INVEST IN **CUBO BEVERAGES**

Chef Developed Smoothies and Juices at the Push of a Button | Self-Cleaning!



Irvine CA

Main Street | Food | Hardware | Eating and Drinking | Coffee

LEAD INVESTOR

Bradley Zions

I'm investing because I absolutely love the product. I've had one in my home for 6 months now and I use it every day. I love the cold smoothies and the hot coffees as well. I think once consumers see what it can do, everyone will want one! I'm investing because I absolutely love the product. I've had one in my home for 6 months now and I use it every day. I love the cold smoothies and the hot coffees as well. I think once consumers see what it can do, everyone will want one!

Invested $50,000 this round

Highlights

1. 💼 Former CEO of Nestlé India. Head of R&D centers at time of product development of Nespresso
2. 🔥$2.5M invested in building the company! 17 PATENTS directly serving your investment
3. ✍ 6+ years DEVELOPMENT! | We're shaking up a $65B+ market
4. Founder with $1B+ revenues in past ventures | mechanical engineer
5. UNIQUE FEATURES: Self-Cleaning | Push-Button | Hot & Cold | Recyclable Pods
6. Proprietary pod developed by chef Olivier Rousselle
7. 😍 Unlimited possibilities: plant-based drinks, vegan, gluten free, low carbs, high protein

6 Proprietary pod developed by chef Olivier Rousselle

7 😍 Unlimited possibilities: plant-based drinks, vegan, gluten free, low carbs, high protein

Our Team



Nicolas Blatt Founder

Serial entrepreneur | $1B+ revenues across ventures | Mechanical engineer

Having families & kids at home we realized that there was no easy ways to make great Smoothies quickly without spending time doing it! As Engineers, both founder built their own solution for their personal needs! Everyone wanted one in their own home or businesses when they saw and tasted the product => CUBO was born as a

business!



Helio Waszyk   Head of Scientific & Strategy Research

Former Chairman and CEO of Nestle India Ltd and SVP Nestle South East Asia | Head of Nestle R&D Centers at the time of business & product development acceleration for the iconic encapsulated Nespresso. Bsc Pharmacy & Msc Food Biochemistry



Grichka Frachisse   CEO

Go-to-market specialist, food & technology pioneer, and senior finance leader | 10x startup advisor | MBA Management and Masters in Financial Markets



Denis Fonseca   Co-Founder & Operations and Engineering Advisor

Electrical engineer, C-level executive and entrepreneur. Passionate about turning ideas into successful products and services



Olivier Rousselle   Executive Chef

Award-winning restaurant and hospitality management leader. Executive Sous Chef at Great Eastern Dining Room, Head Chef for Luxe Hotels, and cook for members of Royal family (Prince Charles, Queen mother)



Brad Zions   Strategy Advisor

Disruptive tech and hospitality innovator. BA (Harvard University). Early investor in a range of disruptive, fast-growing startups including Clutter, Parachute Home, Jukin Media, PocketWatch, VidMob, Harri, Embrace

People love natural juices, but clunky, outdated machines are major turnoffs!



20+ minutes! Between prep and cleanup, it can take 1/3 an hour to make a cup of juice (end to end)

More... *traditional juicers are a mess!!*




& Messy!
Extremely hard to clean
Requires large quantity of fruits and vegetables
Can stink if not cleaned quickly
Lots of complex and loose / sharp components

WANT SOMETHING FASTER? Unfortunately, 'FAST JUICE' alternatives rely on unhealthy ingredients!


CUBO Beverages
Self Cleaning. No mess!
No exposed blades (safer)
Touch Screen
Ready in under two minutes
cubo
FOR A FRESHER YOU


WHAT'S
INSIDE CUBO PODS
AND HOW DO THEY WORK?
Every pod has a chip enabled
No counterfeit pods
Pods tells salt machine what prevents
Fruit purees
Fruit pureed at their ripeness peak
No food dyes
No preservatives
No added sugar
cubo
FOR A FRESHER YOU


The only machine you will ever need.
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Unique Features
Consumers Love



Variety of flavors
Hot & cold drinks
Recyclable pods
Free up space!
(One machine that can replace coffee, smoothie, & sports drink makers)

Check out CUBO in person!



COME TRY CUBO FOR YOURSELF AT ONE OF OUR CLIENT LOCATIONS!
ATMOSPHERE MAR VISTA
12034 Venice Blvd., Los Angeles, CA
MAURO CAFE
8112 Melrose Ave, Los Angeles, CA
CREME DE LA CREPE
7561 Center Ave #37, Huntington Beach, CA
THE OYSTER GOURMET
317 S Broadway, Los Angeles, CA
CREME DE LA CREPE
The Oyster Gourmet
MAURO



CUBO
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OUR TEAM



TEAM HIGHLIGHTS
R&D and strategy lead by head of
Nestle, India
Nicolas Blatt
Founder
$1B revenues in past ventures
Denis Fonseca
Co-Founder & Operations and Engineering Advisor
C-level executive & entrepreneur
OUR EXPERIENCE
SAMSUNG


Grichka Frachisse
CEO
Go-to-market specialist, MBA
FOUNDER BUILT
$1B Revenue

WE'VE ASSEMBLED A TOP LEADERSHIP TEAM


Olivier Rousselle
Executive Chef
Distinguised Cullinary Career, including creating award winning products, serving as executive at Luxe Hotels, and cooking for members of royal family (Prince Charles, Queen Mother)
Helio Waszyk
Scientific & strategy advisor
Former Chairman & CEO, Nestle India & Senior Vice President - Operations in Nestle Southeast Asia. Head of Nestle R&D centers at the time of buiness & product development acceleration of the iconic encapsulated Nespresso. Bsc Pharmacy & Msc Food Biochemistry.
Brad Zions
Advisor
Early investor in a range of disruptive, fast-growing startups including Clutter, Parachute Home, Jukin Media, Pocketwatch, Vidmob, Harri, Embrace

CUBO'S GO-TO-MARKET STRATEGY


PHASE 1
Business To Business
$55M+ Projected Sales
PHASE 2
Business To Consumers
$102M+ Projected Sales

Forward-looking projections are not guaranteed.

The US food service industry is expected to reach $898bn in sales in 2022.

How Our Business To Business Model Works


The Model
CUBO Machine


Love CUBO!
Small locations economics:
10 pods/day at 75% Gross Margin
i.e. an extra $26k Profit
$33K REVENUE
Locations are loaned a machine free of charge
Minimum Order
200 pods / month
Retail Price
Suggested retail price for drinks between $10 to $12

Forward-looking projections are not guaranteed.

Running at capacity for 7 hours per day, a single CUBO machine generates approximately $557,500 / year for a business. However, even under our conservative assumption of 20 minutes of use per day, a small shop can still generate approximately $33k of extra revenue ($25k/profit) per year.

CUSTOMER'S PERSPECTIVE:


"Cubo is effortless. NO skills, NO maintanence [resulting in lower operational costs], and recipies aligned with our customer base. Everything in 1 POD"
Tropez Aubour | Atmosphere Mar Vista, Santa Monica

CUBO'S Unmatched Benefits to Business Locations:

- Additional revenue
- NO skills, NO maintenance = NO additional labor costs
- Adaptable recipes for any niche market
- Restaurant quality drinks prepared in under 2 minutes





$8,970 = CUBO's single business location revenue

We believe $8,970 is a conservative estimate. At our lowest calculation, we assume 10 daily sales per location starting at $2.99 wholesale price per pod.

Small cafes (independent) often serve 300 drinks per day. Our assumption is that CUBO sales will comprise at least 10 drinks (3%) of total orders.

Why we believe CUBO will be a success:

- Highly attractive product. $2.5M invested in building the company. 17 patents. 6+ years perfecting every aspect of the user experience, including extensive market research to produce delicious tasting drinks. There's a reason our customers call us 'game changing.'
- We have the contacts. Our team is comprised of industry veterans with connections to the food and service industry.
- Competitive offer. We loan CUBO machines to businesses for free and only charge a fee for pods, resulting in an attractive and low-risk offer for businesses to test our product with their customers. Essentially, locations will add a smoothie bar to their business with no extra work or effort.
- Restaurants will make up to 80% gross margin. CUBO can be justified by our business customers based on competitive metrics.



Introducing CUBO Smoothie Maker
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INTRODUCING CUBO
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In addition, phase II of CUBO's go-to-market strategy is to enter a $65B+ consumer market.

The juice & smoothie market is massive. Winning just 1% represents an approximate $650M+.

CUBO'S CONSUMER PLAN (starting in 2023)



CUBO'S Consumer Business
The Model
Households in US
58M households with income 75k or higher
Subscription Model
Starts at 20 CUBO pods/month between $2.99 & $3.99/pod
Single- Cup System
42% have a single-cup system
$65B worth
Consumer Market

Our strategic plan -

CUBO will leverage the funds and exposure from our B2B sales to expand our consumer business. Our product's stands out as one of the most technologically advanced and beautifully designed kitchen appliances that we believe is a 'no brainer' purchase for discerning customers.


DOZENS OF
FLAVORS
ALREADY
CREATED

Message from our lead investor, Brad Zions, Founder and General Partner at Pitbull Ventures


Brad Zions, Founder and General Partner at Pitbull Ventures
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BRAD ZIONS
Founder and General Partner
Pitbull Ventures
CUBO
Lead Investor
INTERVIEW
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Why are we using Wefunder?

We want to have the most diverse investor base possible, and we believe equity crowdfunding is the most inclusive platform available.

We want to be transparent about our company and financing strategy, and we want our customers to be investors!


Earn Perks When You Invest
TIER 1
$500+
Early access to flavors.
TIER 2
$1,000+
Tier 1 + Free "CUBO Founders" tumbler (to be shipped with machine when available B2C in your area)
TIER 3
$2,000+
Tier 2 + Option to purchase "Founder's Edition" CUBO machine (when available B2C in your area)
TIER 4
$5,000+
Tier 3 + Get invited to CUBO's yearly party
TIER 5
$10,000+
Tier 4 + Have a say on our new recipes, join us for a tasting in Los Angeles
TIER 6
$20,000+
Tier 5 + Personal phone call update from CEO when important milestones are hit (1k B2B Venues or 10k B2C customers)
cubo





If life gives you lemons, ask for other options

Horchata



Disclaimer

The offering materials may contain forward-looking statements and information relating to, among other things, CUBO Beverages Inc. (hereby referred to as CUBO), its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to CUBO management. when used in the offering materials, the words "estimate," "project," "believe," "anticipate," "intend," "expect" , "could", "might", "will" and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause CUBO actual results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. CUBO does not undertake any obligation to revise or update these forward-looking statements to reflect events or circumstances after such date or to reflect the occurrence of unanticipated events.